UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.133-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BONA FILM GROUP LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Janet Nova

Executive Vice President, Deputy Group General Counsel

TWENTY-FIRST CENTURY FOX, INC.

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Sam Zucker, Esq.

Sidley Austin LLP

1001 Page Mill Road

Palo Alto, California 94304

(650) 565-7111

July 23, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, of Bona Film Group Limited, each representing two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons 21st Century Fox America, Inc. (formerly known as News America Incorporated)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0
(14)	Type of reporting person (see instructions) CO

(1)	Names of reporting persons Twenty-First Century Fox, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0
(14)	Type of reporting person (see instructions) CO

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the ordinary shares, par value US$0.0005 per share (“Ordinary Shares”), of Bona Film Group Limited, a Cayman Islands company. This Amendment amends and restates the statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 30, 2012 by NCIH, Inc., (“NCIH”) a Delaware corporation, and News Corporation, a Delaware corporation now known as “Twenty-First Century Fox, Inc.,” as amended by the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 12, 2013 by News America Incorporated, a Delaware corporation now known as “21st Century Fox America, Inc.” and a wholly-owned subsidiary of Twenty-First Century Fox, Inc. (“21st Century Fox America”), and Twenty-First Century Fox, Inc. (“Twenty-First Century Fox”), a Delaware corporation.

This Amendment is filed in connection with the sale on July 23, 2014 by 21st Century Fox America of 6,050,067 Ordinary Shares to Skillgreat Limited, a British Virgin Island company (the “Purchasing Shareholder”) pursuant to that certain Stock Purchase Agreement dated as of July 13, 2014 (the “Stock Purchase Agreement”), by and among 21st Century Fox America, Mr. Dong Yu, Chairman and Chief Executive Officer of the Issuer, and the Purchasing Shareholder.

Item 2.	Identity and Background.

(a) This Statement is being jointly filed by 21st Century Fox America and Twenty-First Century Fox (together, the “Reporting Persons”).

(b) The address of the principal place of business of each Reporting Person is 1211 Avenue of the Americas, New York, New York 10036.

(c) 21st Century Fox America is a wholly-owned subsidiary of Twenty-First Century Fox. Twenty-First Century Fox operates a media and entertainment businesses, which is comprised of a portfolio of cable, broadcast, film, pay-TV and satellite assets. 21st Century Fox America is principally engaged in conducting certain operations of Twenty-First Century Fox.

In accordance with the provisions of General Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”), information concerning each executive officer and director of each Reporting Person required by Item 2 of Schedule 13D is set forth in Schedule A attached to this Statement and is incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons or any of the persons named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any of the persons named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of 21st Century Fox America and Twenty-First Century Fox is a Delaware corporation. The citizenship of each executive officer and director of each Reporting Person is set forth in Schedule A hereto and is incorporated by reference herein.

Neither the filing of this Statement nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a “person” for any purpose other than Section 13(d) of the Act or (b) any combination of the Reporting Persons constitutes a “group” for any purpose. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Pursuant to the Stock Purchase Agreement, the Purchasing Shareholder acquired all of 21st Century Fox America’s Ordinary Shares of the Issuer. As a result of the consummation of such transaction, the Reporting Persons no longer beneficially own any Ordinary Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (d) None.

(e)     The Reporting Persons ceased to be the beneficial owner of more than 5% of the Ordinary Shares on July 23, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

21st Century Fox America entered into the Stock Purchase Agreement with Mr. Dong Yu, Chairman and Chief Executive Officer of the Issuer, and the Purchasing Shareholder in connection with the sale of certain of the Issuer’s Ordinary Shares beneficially owned by the Reporting Persons. The Investor Rights Agreement by and among NCIH, Mr. Dong Yu, the Purchasing Shareholder and the Issuer dated May 21, 2012 (the “Investor Rights Agreement”) which sets forth certain rights and obligations of NCIH in relation to the Ordinary Shares is terminated as of July 23, 2014, except that certain registration rights set forth in the Investor Rights Agreement are assigned by 21st Century Fox America to the Purchasing Shareholder. Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement, and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

1	Joint Filing Agreement dated as of July 23, 2014, by the Reporting Persons.

2	Stock Purchase Agreement, dated as of July 13, 2014, by and among 21st Century Fox America, Mr. Dong Yu, Chairman and Chief Executive Officer of the Bona Film Group Limited, and the Purchasing Shareholder.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

21st Century Fox America, Inc.

Dated: July 23, 2014	By:	/s/ Janet Nova
	Name:	Janet Nova
	Title:	Executive Vice President and Deputy General Counsel

Twenty-First Century Fox, Inc.

	By:	/s/ Janet Nova
	Name:	Janet Nova
	Title:	Executive Vice President and Deputy Group General Counsel

INDEX TO EXHIBITS

Exhibit Number	Document

1	Joint Filing Agreement dated as of July 23, 2014, by the Reporting Persons.

2	Stock Purchase Agreement, dated as of July 13, 2014, by and among 21st Century Fox America, Mr. Dong Yu, Chairman and Chief Executive Officer of the Bona Film Group Limited, and the Purchasing Shareholder.

SCHEDULE A

21ST CENTURY FOX AMERICA, INC.

The name and present principal occupation or employment of the directors and executive officers of 21st Century Fox America, Inc. are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is 1211 Avenue of the Americas, New York, New York 10036.

Name	Present Principal Occupation or Employment	Citizenship
K. Rupert Murdoch	Director	USA
Chase Carey	Director, Chairman and Chief Executive Officer	USA
John P. Nallen	Director, Senior Executive Vice President and Chief Financial Officer	USA
Gerson Zweifach	General Counsel	USA

TWENTY-FIRST CENTURY FOX, INC.

The name and present principal occupation or employment of the directors and executive officers of Twenty-First Century Fox, Inc. are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is 1211 Avenue of the Americas, New York, New York 10036.

Name	Present Principal Occupation or Employment	Citizenship
K. Rupert Murdoch	Chairman and Chief Executive Officer	USA
Delphine Arnault	Director	France
James W. Breyer	Director	USA
Chase Carey	Deputy Chairman, President and Chief Operating Officer	USA
David F. DeVoe	Director	USA
Viet Dinh	Director	USA
Roderick I. Eddington	Director	Australia
James R. Murdoch	Director, Co-Chief Operating Officer	USA
Lachlan K. Murdoch	Non-Executive Co-Chairman	USA
Jacques Nasser	Director	Australia/USA
Robert Silberman	Director	USA
John P. Nallen	Senior Executive Vice President and Chief Financial Officer	USA
Gerson Zweifach	Senior Executive Vice President and Group General Counsel	USA